Exhibit 12.1

ONEBEACON INSURANCE GROUP, LTD.
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratios)

	Year Ended December 31,
	2011	2012	2013	2014	2015
Consolidated pre-tax income from continuing operations	$121.0	$107.7	$183.2	$42.3	$25.3
Interest expense on debt	20.5	16.9	13.0	13.0	13.0
Interest portion of rental expense	4.9	3.6	3.8	3.7	4.0
Earnings	$146.4	$128.2	$200.0	$59.0	$42.3

Interest expense on debt	20.5	16.9	13.0	13.0	13.0
Interest portion of rental expense	4.9	3.6	3.8	3.7	4.0
Fixed charges	$25.4	$20.5	$16.8	$16.7	$17.0

Ratio of earnings to fixed charges	5.8	6.3	11.9	3.5	2.5